C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

January 13, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated December 30, 2009 in which you provided comments to our Form 10-Q for the quarter ended September 30, 2009. It is our intention to respond to your comments no later than Friday, January 29, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin